EXHIBIT 99.5
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                                  ANNOUNCEMENT






                              WPP GROUP PLC ("WPP")
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WPP announces that on 27th March 2003 it acquired 200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 350.83p per share.